Filed by Promotora de Informaciones, S.A.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Liberty Acquisition Holdings Corp.
Commission File Number: 001-33862
Date: May 14, 2010

Disclaimer:
This document does not constitute an offer to sell, or an invitation to subscribe for or purchase, any securities or the solicitation of any approval in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities referred to in this document in any jurisdiction in contravention of applicable law. This document is not an offer of securities for sale in the United States. No securities will be offered or sold in the United States absent registration or an exemption from registration. This document does not constitute a prospectus or prospectus equivalent document. This document is not intended for distribution to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.
Additional Information and Where to Find It:
On May 7, 2010, in connection with the proposed business combination (the “Business Combination”) between Liberty Acquisition Holdings Corp. (“Liberty”) and Promotora de Informaciones, S.A. (“Prisa”), Prisa filed a Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a preliminary proxy statement of Liberty for the proposed Business Combination and proposed warrant amendment that will also constitute a prospectus of Prisa. Liberty intends to mail a definitive proxy statement/prospectus for the proposed Business Combination and proposed warrant amendment to its stockholders and warrantholders as of a record date to be established for voting on the proposed Business Combination. Liberty stockholders and warrantholders are urged to read the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus when it becomes available, because these documents contain or will contain important information regarding Liberty, Prisa, the proposed Business Combination, the proposed warrant amendment and related matters.
Stockholders and warrantholders may obtain a copy of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus when it becomes available, and any other documents filed by Liberty or Prisa with the SEC, free of charge, at the SEC’s website (www.sec.gov) or by sending a request to Liberty, 1114 Avenue of the Americas, 41st Floor, New York, New York 10036, or by calling Liberty at (212) 380-2230. Prisa will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) in connection with its shareholders’ meeting to be held in connection with the proposed Business Combination, which will be available on the CNMV’s website at www.cnmv.es.
Forward-Looking Statements:
This document may include “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Readers are cautioned that such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Prisa, Liberty and the combined group after completion of the proposed Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination agreement between Prisa and Liberty; (2) the outcome of any legal proceedings that may be instituted against Prisa and others following announcement of the Business Combination agreement and transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Business Combination agreement due to the failure to obtain Liberty stockholder approval, Liberty warrantholder approval or Prisa shareholder approval; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination agreement; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions contemplated by the Business Combination agreement; (6) the ability to recognize the anticipated benefits of the combination of Prisa and Liberty; (7) costs related to the proposed Business Combination; (8) the limited liquidity and trading of Liberty’s securities; (9) changes in applicable laws or regulations; (10) the possibility that Prisa may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in Prisa’s or Liberty’s filings with the SEC.

Readers are referred to Liberty’s most recent reports filed with the SEC, including its annual report on Form 10-K for the year ended December 31, 2009. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Liberty undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
Participants in the Business Combination:
Prisa and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Liberty in connection with the proposed Business Combination and from the warrantholders of Liberty in connection with the proposed warrant amendment. Information regarding the interests of these directors and executive officers in the Business Combination is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus).
Liberty and its directors and officers may be deemed to be participants in the solicitation of proxies from Liberty’s stockholders in respect of the proposed Business Combination and from the warrantholders of Liberty in connection with the proposed warrant amendment. Information regarding the officers and directors of Liberty is available in Liberty’s preliminary proxy statement contained in the Registration Statement, which has been filed with the SEC. Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and the other relevant documents filed with the SEC.

Grupo Prisa

Quarterly Results

January- March 2010

13th May, 2010

January-March 2010 Results

JANUARY-MARCH 2010
PRISA OBTAINED AN EBITDA OF €144.47 MILLION IN THE FIRST QUARTER OF 2010 (+3.9%).
THE OPERATING PROFIT (EBIT) INCREASED BY 22.1%. NET PROFIT WAS €35.55 MILLION
•	Advertising revenues increased by 4.6%. It is worth highlighting the performance of the Audiovisual business unit with a 9.7% increase and the Radio with a 6.8% increase. Advertising revenues from the Group’s Digital activities increased by 12.0%.

•	Santillana increased its revenues by 4.3% to reach €164.76 million. It stands out the growth of its EBITDA by 12.5% to €53.79 million. EBITDA margin improved to reach 32.7%.

•	The Radio revenues increased by 3.1% to reach €83.38 million and contributed with €16.76 million to the EBITDA (+5.0%). The International Radio showed a revenue growth of 27.1% and its advertising revenues increased by 29.5%. According to the first EGM survey for 2010, Cadena SER programs, which totalled 4,700,000 listeners, are leaders in all time slots, 24 hours a day.

•	El País strengthened its leadership position. In the first quarter of 2010 El País had an average daily circulation of 385,017 copies. El País continued its policy of cost saving, with a reduction of 7.9%. Its EBITDA reached €6.47 million (+13.7%). Net profit was €2.83 million.

•	The Audiovisual area revenue reached €417.79 million and its EBITDA was €68.55 million. The EBITDA margin improved to reach 16.4%. Digital + obtained €296.94 million revenue and its EBITDA was €74.47 million. Its EBITDA margin improved to reach 25.1% compared to 20.5% in the first quarter of 2009. Canal+ Liga exceeded 700,000 subscribers as of March 31, 2010.

•	In the Digital activity, PRISA reached 42.79 million monthly unique users in the first quarter of 2010, which represents a growth of 27.0%, compared with the first quarter of 2009. It is worth highlighting the growth of ElPais.com (+12.4%), where nearly 30% of unique users are international, As.com (+44.3%) and Los40.com (+37.2%). Unique users of Media Capital increased by 21.4%.

•	In the first quarter, the group showed an improvement in operating margins: the EBITDA margin reached 18.9% and the EBIT margin was 13.3%.

•	The cost saving program worked efficiently, reducing operating expenses (excluding depreciation and amortization) by 14.2%. It is worth highlighting the reduction in Capex (-19.3%).

•	Interest on debt (€30.10 million) decreased by 44.2%.

•	Latam revenue increased by 11.7%.

•	Prisa signed an agreement with Liberty (Liberty Acquisition Holdings Corp.- NYSE AMEX: LIA, LIA.U, LIA.WS) for the entry of international investors in the equity.

•	Prisa signed a refinancing deal agreement with all its banks, which contemplates the extension of the bridge loan maturity to May 2013, the incorporation of strategic partners by selling minority stakes in certain companies and the reinforcement of its equity.

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January-March 2010 Results

The strategic agreements reached in the first quarter of 2010 are the following:
•	Prisa signed an agreement with Liberty Acquisition Holdings Corp. (Liberty) for the entry of international investors in the equity. The operation finalizes the financial restructuring plan and promotes the internationalization of the Group and its greater openness to the international financial markets. Prisa’s reference shareholder will retain the control and management of the Group. The group will issue a cash capital increase to enable minority shareholders to participate in the operation.

•	Prisa adquired an additional 6.8% of V-me Media Inc, the fourth largest TV operator in the US Hispanic market.
Other important events during the first quarter of 2010:
•	Prisa signed the sale of a 25% of Santillana to DLJ South American Partners LP. The operation has brought in €279 million in cash for Prisa and a capital gain before taxes of approximately €213 million, with the publishing group valued at €1,116 million.

•	Prisa and Telecinco formalized the integration of Cuatro and Telecinco and the sale of a 22% stake in Digital+.

•	Prisa wins the football war and the effectiveness of the contract signed in July 2006 has been recognized. Mediapro has to bring all its football rights to AVS and has to pay €97 million to AVS, corresponding to the nineteenth day of the 07/08 season, so AVS will claim for additional compensations for the last two and a half seasons.

•	Sogecable awarded Telecinco the rights to broadcast the Spanish team matches of the FIFA World Cup.

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January-March 2010 Results

PROFIT AND LOSS ACCOUNT

	JANUARY - MARCH
€ Million	2010	2009	Chg.%
Operating Revenues	764.94	862.42	(11.3)
EBITDA	144.47	139.04	3.9
EBIT	101.44	83.05	22.1
Net financial result	(43.61)	(63.94)	31.8
Interest on debt	(30.10)	(53.93)	44.2
Other financial results [1]	(13.51)	(10.01)	(34.9)
Result from associates and other investments	(3.70)	(4.36)	15.0
Profit before tax	54.13	14.75	—
Income tax expense	(13.81)	(10.42)	(32.6)
Results from discontinued activities	0.09	(0.33)	—
Minority interest	(4.85)	(1.08)	—
Net profit	35.55	2.93	—

EBITDA Margin	18.9%	16.1%
EBIT Margin	13.3%	9.6%
According to the agreement signed between Prisa and Telecinco for the integration of their television business Cuatro and Telecinco, whereby Prisa will participate in the resulting company with a 18.3% stake, Cuatro results for the year 2010 are included in Sogecables’s income statement as a discontinued activity. Presented below is the consolidated income statement for the first quarter of 2010 if the Group had adopted the same criteria:

	JANUARY - MARCH
€ Million	2010	2009	Chg.%
Operating Revenues	707.80	862.42	(17.9)
EBITDA	156.63	139.04	12.6
EBIT	114.50	83.05	37.9
Net financial result	(43.61)	(63.94)	31.8
Interest on debt	(30.10)	(53.93)	44.2
Other financial results [1]	(13.51)	(10.01)	(34.9)
Result from associates and other investments	(3.70)	(4.36)	15.0
Profit before tax	67.19	14.75	—
Income tax expense	(17.73)	(10.42)	(70.2)
Results from discontinued activities	(9.06)	(0.33)	—
Minority interest	(4.85)	(1.08)	—
Net profit	35.55	2.93	—

EBITDA Margin	22.1%	16.1%
EBIT Margin	16.2%	9.6%

[1]	Include: Exchange differences, adjustments for inflation, change in value of financial instruments, results coming from the settlement of financial hedges, revenues coming from current financial investments and other financial results.

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January-March 2010 Results

OPERATING REVENUES
Operating revenues reached €764.94 million, compared to €862.42 million in the first quarter of 2009. By line of activity, the breakdown is as follows:

	JANUARY - MARCH
€ Million	2010	2009	Chg.%
Advertising	214.31	204.96	4.6
Books and training	162.74	153.69	5.9
Newspapers and magazine sales	44.66	49.39	(9.6)
Subscriber revenues	234.42	275.36	(14.9)
Audiovisual production and rights	17.05	111.48	(84.7)
Revenues from fixed assets	0.35	2.12	(83.6)
Other revenues [2]	91.41	65.42	39.7

Total operating revenues	764.94	862.42	(11.3)

Excluding the impact resulting from the change in the football exploitation model, the Group’s operating revenues would have decreased by 2.7%.
Revenue contribution by line of activity:
The composition of revenues by line of activity shows that advertising contributed to 28% compared to the 31% contribution of subscribers and 21% of books and training. Books and training increased its contribution from 18% to 21%.
By business units, the Audiovisual area represented 54.6% of the operating revenues, followed in importance by Education (21.5%), Press (12.6%) and Radio (10.9%).

[2]	Include: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, events, music sales, e-commerce, Internet services, add-ons revenues, rentals and other revenues.

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January-March 2010 Results

Geographic breakdown of revenues:
In the first quarter of 2010, revenues coming from International area accounted for 29% (+7.7%). The 68% corresponded to Santillana, 20% to Media Capital and the remaining to international radio.
The breakdown of international revenues by country is as follows:
It is worth highlighting the contribution of Brazil and Portugal (53% of total).
• Advertising
Advertising revenues (€214.31 million) increased by 4.6% with respect to the first quarter of 2009. The evolution of advertising revenues in the first quarter of 2010 is as follows:

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January—March 2010 Results

	JANUARY - MARCH
€ Million	2010	2009	% Chg.
Press	39.74	40.63	(2.2%)
El Pais	30.27	30.56	(0.9%)
AS	4.61	3.56	29.5%
Cinco Días	2.23	2.28	(2.3%)
Magazines *	2.87	2.72	5.6%
International Press**	—	1.23	—
Consolidation adjustments	(0.24)	0.28	—

Radio	73.45	68.78	6.8%
Radio in Spain	51.55	51.64	(0.2%)
International Radio	21.27	16.43	29.5%
Music	0.64	0.71	(9.1%)

Audiovisual	103.33	94.18	9.7%
Sogecable	70.82	64.19	10.3%

Cuatro	66.87	60.34	10.8%
Digital+	3.96	3.85	2.8%

Media Capital	32.51	29.99	8.4%

Digital	0.21	3.09	(93.3%)

Others	0.34	0.03	—

Consolidation adjustments	(2.77)	(1.75)	(58.3%)

TOTAL	214.31	204.96	4.6%

*	Magazines includes Dominical activity.

**	Press in Bolivia contributes to the P&L until September, 2009.
The Audiovisual area increased its advertising revenues by 9.7% and the Radio by 6.8%. Press decreased by 2.2%, reducing the fall of 10.7% recorded in the fourth quarter of 2009.
In recent months the Group has been involved in a process of transferring its web sites to its respective business units. On like for like basis, advertising revenues coming from the Group’s Digital activity would have increased by 12.0%.
• Books and training
Books and training sales increased by 5.9% (€162.74 million compared to €153.69 million in the first quarter of 2009).
It is worth highlighting the performance in Peru (+23.1%), Brazil (+21.9%), Colombia (+13.7%), Chile (+6.8%) and Argentina (+6.0%). Spain underwent a decline of 26.4% driven by the activity of general editions, whose behaviour was very positive in 2009.
Geographic breakdown of revenues:

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January-March 2010 Results

•	Newspapers and magazines
Newspapers and magazines sales reached €44.66 million compared to €49.39 million in the first quarter of 2009 (-9.6%).
El País, with an average daily circulation of 385,017 copies, renewed its leadership position among the general paid press and maintained the distance with its main competitor. El Pais EBITDA was €6.47 million (+13.7%) and net profit stood at €2.83 million. These figures compare with the decline of its peers. El País is one of the few reference newspapers worldwide which continues to bring profits.
AS, with an average daily circulation of 208,113 copies, strengthened its leadership in Madrid and Barcelona. AS improved its EBITDA by €1.03 million to reach €1.84 million (+126.4%). Cinco Días reached an average daily circulation of 31,618 copies.
According to the first survey of EGM for 2010, El País strengthened its leadership with 2,022,000 daily readers and maintained the distance with its main competitor. AS reached 1,304,000 daily readers. Cinco Días reinforced its position among financial press to reach 72,000 daily readers (+1.4%).
Average daily circulation of the Group newspapers

	January-	January-
	March 2010	March 2009	Chg. %

El País	385,017	415,119	(7.3)
AS	208,113	212,421	(2.0)
Cinco Días	31,618	36,937	(14.4)

(*)	Source: OJD. 2010 figures are not audited.
•	Subscribers revenues
Subscriber revenues reached €234.42 million (-14.9%).

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8

January-March 2010 Results

The subscriber base of DIGITAL+ reached 1,798,845 subscribers as of March, 31 2010. Canal+ Liga surpassed 700,000 subscribers.
The average revenue in the first quarter of 2010 stood at €41.8 per subscriber per month:
DIGITAL+ ARPU evolution (Euros)
•	Audiovisual production and rights
Audiovisual production and Rights revenues decreased by 84.7% compared to last year, due to a change in the football exploitation model in Sogecable.
OPERATING EXPENSES
Total operating expenses, excluding depreciation and amortization (€620.46 million) decreased by 14.2% compared to those recorded in the first quarter last year, as a result of the cost saving policy implemented by the Group in 2009.
The higher savings were coming from newsprint, add-ons, audiovisual rights and independent professional services. Staff costs decreased by 4.9% compared to the first quarter of 2009.

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January-March 2010 Results

EBITDA
The EBITDA reached €144.47 million, compared to €139.04 million obtained in the first quarter of 2009 (+3.9%).
EBITDA (€ Million)

*	Digital+ includes the Pay TV business and other related activities.

**	Spain and Portugal generated a negative EBITDA because of the business seasonality, as the strong education campaigns take place in the third and fourth quarters.

***	Others mainly includes the activities from Distribution, GDM, Prisa Innova, Real Estate and Headquarters.
The EBITDA margin was 18.9%, compared to 16.1% obtained in the first quarter of 2009.
In Press, the EBITDA increased by €1.74 million (+30.5%). It is worth highlighting the improvement of 13.7% in El País, where costs were reduced by 7.9%, mainly newsprint and add ons, and EBITDA growth of Diario As by €1.03 million (+126.4%) to reach €1.84 million.
It stands out the positive evolution of Editorial, which increased its EBITDA by 12.5% and its margin by more than two points to reach 32.7%.
The Radio improved its EBITDA by 5.0%, highlighting the performance of International Radio.
In the Audiovisual area, Digital+ improved its margins by almost five points to reach 25.1% and Cuatro improved its EBITDA by 17.3%.
The operating profit (EBIT) reached €101.44 million (€83.05 million in the first quarter of 2009).The Group EBIT margin was 13.3% compared to 9.6% obtained in the same period of 2009. All areas of Group activity improved its operating results compared to the first quarter of 2009.
The net financial result was a loss of €43.61 million, compared to a loss of €63.94 million in the first quarter of 2009. Interest on debt (€30.10 million) decreased by €23.83 million compared to the first quarter of 2009, due mainly to lower interest rates.

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January - March 2010 Results

BALANCE SHEET

	ASSETS
€ Million	03/31/2010	12/31/2009
FIXED ASSETS	6,406.49	6,420.77
Property, plan and equipment	340.00	345.75
Goodwill	4,320.65	4,319.60
Intangible assets	349.04	365.67
Long term financial investments	63.92	57.22
Investment in associates	14.37	13.64
Deferred tax assets	1,313.86	1,313.82
Other non current assets	4.63	5.06
CURRENT ASSETS	1,474.10	1,514.90
Inventories	213.40	218.07
Accounts receivable	1,205.24	1,207.43
Short term financial investments	5.09	6.59
Cash & cash equivalents	50.36	82.81
ASSETS HELD FOR SALE	256.97	257.39
TOTAL ASSETS	8,137.55	8,193.05

	LIABILITIES
€ Million	03/31/2010	12/31/2009
SHAREHOLDERS EQUITY	1,425.81	1,373.02
Issued capital	21.91	21.91
Reserves	1,242.79	1,182.09
Income attributable to the parent company	35.55	50.48
Minority interest	125.55	118.53
NON CURRENT LIABILITIES	2,299.90	2,351.47
Long term financial debt	1,871.39	1,917.96
Other long term financial liabilities	244.82	249.54
Deferred tax liabilities	72.44	72.80
Provisions	94.33	90.15
Other non current liabilities	16.92	21.02
CURRENT LIABILITIES	4,240.88	4,263.14
Short term financial debt	2,831.57	2,796.36
Other current financial liabilities	4.13	3.29
Trade accounts payable	1,101.31	1,181.44
Other short term liabilities	271.47	252.35
Accrual accounts	32.40	29.69
LIABILITIES HELD FOR SALE	170.97	205.43
TOTAL LIABILITIES	8,137.55	8,193.05

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January-March 2010 Results

INVESTMENTS
Total investments reached €27.68 million in the first quarter of 2010. The detail by business unit is as follows:

				Long term
				financial
	CAPEX	CAPEX		investments
€ Million	2010	2009	% Chg.	2010	TOTAL 2010
Press	1.43	0.77	85.8%	—	1.43
El País	1.25	0.48	159.9%	—	1.25
AS	0.09	0.00	—	—	0.09
Cinco Días	0.01	0.01	22.8%	—	0.01
Others	0.08	0.28	(71.2%)	—	0.08

Radio	2.81	2.15	30.9%	—	2.81
Radio in Spain	1.90	1.78	6.5%	—	1.90
International Radio	0.54	0.34	58.2%	—	0.54
Music	0.38	0.03	—	—	0.38

Education- Publishing	10.97	12.47	(12.0%)	—	10.97

Audiovisual	8.57	13.97	(38.6%)	2.98	11.56
Sogecable	6.77	11.29	(40.1%)	2.97	9.74
Media Capital	1.81	2.67	(32.5%)	0.01	1.82

Digital	0.37	0.28	33.0%	—	0.37

Others	0.27	0.64	(58.2%)	0.27	0.54
Prisa	0.13	0.48	(73.4%)	0.12	0.24
Others	0.14	0.16	(12.5%)	0.15	0.29

Total	24.43	30.28	(19.3%)	3.25	27.68

It is worth highlighting the €5.85 million decrease in the Capex in comparison with the first quarter of 2009 (-19.3%).

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January-March 2010 Results

NET FINANCIAL POSITION
Net financial position as of March 31, 2009 (including Sogecable’s subordinated debt), reached €4,875.83 million (€4,857.41 million as of December 2009).

€ Million	03/31/2010	12/31/2009
NET DEBT
Prisa (includes Media Capital)	3,918.35	3,906.59
Sogecable	729.16	718.34

Net financial debt	4,647.51	4,624.92

Sogecable- subordinated debt	228.32	232.49

Total net debt	4,875.83	4,857.41

CASH FLOW STATEMENT

€ Million	03/31/2010	03/31/2009
EBITDA	144.47	139.04
Change in working capital	(89.11)	(39.52)
Capex	(24.43)	(30.28)

Operating cashflow	30.93	69.24

Financial investments	(3.25)	(0.18)
Interests paid	(33.28)	(56.04)
Dividends paid	—	(0.40)
Taxes paid	(6.07)	(3.14)
Other	(6.75)	(18.96)

NET DEBT CHANGE	18.42	9.47

It is worth highlighting the lower investment in Capex, according to the cost saving plan carried out by the Group.

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January-March 2010 Results

APPENDIXES
I.	Group Structure.

II.	Financial breakdown by Business unit
II.I. Operating revenues breakdown.

II.II. Operating expenses breakdown.

II.III. EBIT breakdown.

II.IV. EBITDA breakdown.
III.	Cuatro audience share figures.

IV.	TVI (Portugal) audience share figures.

V.	Digital: Unique users.

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January-March 2010 Results

Appendix I: GROUP STRUCTURE
Grupo Prisa´s activities are organizad into the following areas: Press, Radio, Education- Publishing and Audiovisual. This structure is supported by the Digital area, which operates in all the areas:
Additionally, the Group includes other businesses such as Distribution, the Advertising Agency (GDM), Prisa Innova, Real State and Printing (Dédalo).

*	Although Media Capital includes other activities, it is integrated in the audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and Plural (audiovisual production).

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January-March 2010 Results

Appendix II.I.

OPERATING REVENUES	JANUARY - MARCH
€ Million	2010	2009	% Chg.
Press	96.54	104.60	(7.7%)
El Pais	67.05	70.97	(5.5%)
AS	18.49	17.22	7.3%
Cinco Días	3.92	4.26	(7.9%)
Magazines*	8.37	9.48	(11.7%)
International Press**	—	2.70	—
Consolidation Adjustments	(1.30)	(0.03)	—

Radio	83.38	80.88	3.1%
Radio in Spain	56.92	59.31	(4.0%)
International Radio	21.99	17.30	27.1%
Music	5.67	5.29	7.3%
Consolidation Adjustments	(1.21)	(1.03)	(17.2%)

Education — Publishing	164.76	157.99	4.3%
Spain & Portugal	16.07	23.77	(32.4%)
Latam & USA	148.69	134.22	10.8%

Audiovisual	417.79	510.69	(18.2%)
Sogecable	368.46	456.74	(19.3%)
Digital + ***	296.94	391.07	(24.1%)

Subscribers	234.42	275.36	(14.9%)
Advertising	3.96	3.85	2.8%
Others	58.56	111.86	(47.6%)

Cuatro	71.52	65.67	8.9%
Media Capital	55.24	58.49	(5.6%)
Consolidation Adjustments	(5.91)	(4.54)	(30.2%)

Digital	3.56	6.16	(42.1%)

Other Revenues	16.81	27.76	(39.4%)
Distribution	4.26	10.23	(58.3%)
GDM	2.97	2.81	5.5%
Others****	9.59	14.73	(34.9%)

Consolidation adjustments	(17.91)	(25.65)	30.2%

TOTAL	764.94	862.42	(11.3%)

*	Magazines includes Dominical activity

**	Press in Bolivia contributes to the P&L until September, 2009.

***	Digital+ include the Pay TV and other related activities

****	Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

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January-March 2010 Results

Appendix II.II.
OPERATING EXPENSES

	JANUARY-MARCH
€ Million	2010	2009	% Chg.
Press	91.65	102.30	(10.4%)
El Pais	62.75	68.16	(7.9%)
AS	16.84	16.51	2.0%
Cinco Dias	4.08	4.56	(10.7%)
Magazines*	8.71	9.94	(12.4%)
International Press**	—	2.32	—
Consolidation adjustments	(0.72)	0.81	—

Radio	70.45	68.76	2.5%
Radio in Spain	45.02	45.94	(2.0%)
International Radio	20.89	18.96	10.2%
Music	5.75	4.88	17.8%
Consolidation adjustments	(1.21)	(1.03)	(17.2%)

Education — Publishing	117.54	120.02	(2.1%)
Spain & Portugal	28.47	36.33	(21.6%)
Latam & USA	89.07	83.69	6.4%

Audiovisual	377.95	474.96	(20.4%)
Sogecable	331.87	423.97	(21.7%)
Digital+ ***	247.28	342.86	(27.9%)
Cuatro	84.59	81.11	4.3%
Media Capital	52.00	55.71	(6.7%)
Consolidation adjustments	(5.91)	(4.72)	(25.4%)

Digital	4.20	7.20	(41.7%)

Other Expenses	22.18	31.33	(29.2%)
Distribution	4.14	9.93	(58.4%)
GDM	2.73	2.96	(7.9%)
Others****	15.32	18.44	(16.9%)

Consolidation adjustments	(20.46)	(25.19)	18.8%

TOTAL	663.50	779.37	(14.9%)

*	Magazines includes Dominical activity.

**	Press in Bolivia contributes to the P&L until September, 2009.

***	Digital+ include the Pay TV and other related activities

****	Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

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January-March 2010 Results

Appendix II.III.
EBIT

	JANUARY - MARCH
€ Million	2010	2009	% Chg.
Press	4.89	2.30	112.7%
% margin	5.1%	2.2%
El Pais	4.30	2.81	53.2%
% margin	6.4%	4.0%
AS	1.65	0.71	130.8%
% margin	8.9%	4.1%
Cinco Dias	(0.15)	(0.30)	49.9%
% margin	(3.8%)	(7.1%)
Magazines*	(0.34)	(0.46)	26.9%
% margin	(4.0%)	(4.8%)
International Press**	—	0.38	—
% margin	—	14.0%

Radio	12.93	12.12	6.7%
% margin	15.5%	15.0%
Radio in Spain	11.90	13.37	(11.0%)
% margin	20.9%	22.5%
International Radio	1.11	(1.66)	166.8%
% margin	5.0%	(9.6%)
Music	(0.08)	0.41	(118.7%)
% margin	(1.3%)	7.7%

Education — Publishing	47.22	37.98	24.3%
% margin	28.7%	24.0%
Spain&Portugal	(12.40)	(12.56)	1.3%
% margin	(77.1%)	(52.8%)
Latam&USA	59.62	50.53	18.0%
% margin	40.1%	37.6%

Audiovisual	39.84	35.73	11.5%
% margin	9.5%	7.0%
Sogecable	36.59	32.77	11.6%
% margin	9.9%	7.2%
Digital+ ***	49.65	48.21	3.0%
% margin	16.7%	12.3%
Cuatro	(13.07)	(15.44)	15.4%
% margin	(18.3%)	(23.5%)
Media Capital	3.25	2.78	16.7%
% margin	5.9%	4.8%

Digital	(0.63)	(1.04)	39.5%
% margin	(17.7%)	(17.0%)

Others	(2.81)	(4.04)	30.3%
Distribution	0.13	0.30	(56.9%)
% margin	3.0%	2.9%
GDM	0.24	(0.15)	—
% margin	8.1%	(5.3%)
Others****	(3.18)	(4.18)	24.0%

TOTAL	101.44	83.05	22.1%
% margin	13.3%	9.6%

*	Magazines include Dominical activity.

**	Press in Bolivia contributes to the P&L until September, 2009.

***	Digital+ include the Pay TV and other related activities

****	Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

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January-March 2010 Results

Appendix II.IV.
EBITDA

	JANUARY—MARCH
€ Million	2010	2009	% Chg.
Press	7.45	5.71	30.5%
% margin	7.7%	5.5%
El Pais	6.47	5.69	13.7%
% margin	9.6%	8.0%
AS	1.84	0.81	126.4%
% margin	9.9%	4.7%
Cinco Dias	(0.11)	(0.26)	59.5%
% margin	(2.7%)	(6.1%)
Magazines*	(0.27)	(0.34)	19.0%
% margin	(3.3%)	(3.6%)
International Press**	—	0.55	—
% margin	—	20.5%

Radio	16.76	15.97	5.0%
% margin	20.1%	19.7%
Radio in Spain	13.97	15.78	(11.5%)
% margin	24.5%	26.6%
International Radio	2.50	(0.26)	—
% margin	11.4%	(1.5%)
Music	0.29	0.45	(34.7%)
% margin	5.1%	8.5%

Education — Publishing	53.79	47.83	12.5%
% margin	32.7%	30.3%
Spain&Portugal	(12.54)	(9.56)	(31.1%)
% margin	(78.0%)	(40.2%)
Latam & USA	66.33	57.40	15.6%
% margin	44.6%	42.8%

Audiovisual	68.55	71.61	(4.3%)
% margin	16.4%	14.0%
Sogecable	62.31	65.59	(5.0%)
% margin	16.9%	14.4%
Digital+ ***	74.47	80.29	(7.2%)
% margin	25.1%	20.5%
Cuatro	(12.16)	(14.70)	17.3%
% margin	(17.0%)	(22.4%)
Media Capital	6.23	5.85	6.5%
% margin	11.3%	10.0%

Digital	(0.22)	(0.41)	45.8%
% margin	(6.2%)	(6.6%)

Others	(1.86)	(1.67)	(11.5%)
Distribution	0.30	0.48	(37.3%)
% margin	7.1%	4.7%
GDM	0.33	(0.05)	—
% margin	11.0%	(1.9%)
Others****	(2.48)	(2.09)	(18.7%)

TOTAL	144.47	139.04	3.9%
% margin	18.9%	16.1%

*	Magazines include Dominical activity.

**	Press in Bolivia contributes to the P&L until September, 2009.

***	Digital+ include the Pay TV and other related activities.

****	Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

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January-March 2010 Results

Appendix III.
CUATRO AUDIENCE
The audience share figures evolution in 2009 and 2010 has been the following:
Source: TNS Sofres
In the most important commercial objectives for the channel, such as commercial target and the core commercial target, Cuatro achieved an audience as of March, 2010 of 9.0% and 9.7% respectively.
Commercial target: Individuals 16-54, all classes ex-lowest, living in towns over 10k.
Core commercial target: Individuals 16-44, all classes ex-lowest, living in towns over 50k.

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January-March 2010 Results

Appendix IV.
AUDIENCE OF TVI (Portugal)
TVI, the leading free to air TV channel of Media Capital, maintained its leadership in Portugal with an average 24 hours audience share of 34.4% and 40.0% in prime time.
Source: Marktest

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January-March 2010 Results

Appendix V.
DIGITAL
The monthly average unique users in the main web sites of the Group, in millions, is as follows:
Source: Omniture site catalyst

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January-March 2010 Results
For further information:
Grupo Prisa
Investor Relations Department
Gran Vía 32, 6th Floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.es
www.prisa.com

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